PAVmed Inc.

One Grand Central Place, Suite 4600

New York, New York 10165

June 21, 2017

Mr. Russell Mancuso

Branch Chief

Office of Electronics and Machinery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PAVmed Inc.
Registration Statement on Form S-4
File No. 333-217226
Application for Withdrawal of Registration Statement

Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, PAVmed Inc. (the “Company”) hereby requests the immediate withdrawal of its Registration Statement on Form S-4, File Number 333-217226 (the “Form S-4 Registration Statement”), relating to the proposed exchange offer of the Company’s securities. This application is being made, based upon prior discussions with the Staff of the Securities and Exchange Commission, in order to allow the Company’s Registration Statement on Form S-1, File Number 333-216963 to be declared effective prior to the Form S-4 Registration Statement being finalized. No securities have been sold or issued under the Form S-4 Registration Statement.

Should you have any questions regarding this matter, please call Jeffrey M. Gallant of Graubard Miller, at (212) 818-8638.

Sincerely,

Lishan Aklog, M.D.
Chief Executive Officer